Exhibit 4.39

STOCK OPTION PLAN

This Stock Subscription Option Grant Plan of Nuvini S.A., registered with the CNPJ/ME under No. 35.632.719/0001-20, with head office in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041 Complexo JK, Torre B, 04543-011 (“Company”) or (“Nuvini”), as successor by incorporation of Keiretsu Tecnologia S.A., registered with the CNPJ/ME under No. 35.603.880/0001-75 (“Keiretsu”), approved at the Extraordinary General Meeting of Keiretsu, held on November 27, 2020, and amended according to the terms approved at the Extraordinary General Meeting of Nuvini, held on June 30, 2021, which approved the amendment and creation of this Stock Option Grant Plan by Nuvini, as a result of the incorporation of Keiretsu by Nuvini.

1- THE OBJECTIVES

1.1 The objectives of the Nuvini’s Stock Option Grant Plan are as follows:

a) To attract, motivate, and retain qualified talent and employees, as well as strategic business partners (“Beneficiaries”), who will be offered the opportunity to become shareholders of the Company, under the terms, conditions and form provided for in this Plan; and

b) To align the interests of key employees and strategic partners with those of the the Company’s shareholders.

1.2 This Plan establishes the general conditions for the Company to grant options to subscribe ordinary shares issued by the Company to its directors, officers, employees and highly qualified service providers, as set forth herein.

2. THE ADMINISTRATION OF THE PLAN

2.1 This Plan will be managed by the Company’s Board of Directors.

2.1.1 The Company’s shareholders, other than a Beneficiary, shall not be personally liable for any costs, losses, liabilities and expenses that may be imposed in litigation disputing this Plan. If such shareholders are ordered to spend any sums as a result in litigation, the Company shall reimburse them in full.

2.2 The Company’s Board of Directors will have autonomy to manage the Plan, having, among other things, the necessary powers to:

a)	Take any measures relating to the administration of the Plan, detailing and applying the general rules established herein;

b)	Decide the dates on which options to subscribe for Shares (“Options”) or, individually, (“Option”) will be granted, as well as on the opportunity to grant said options;

c)	Select, from among those eligible to participate in this Plan, those who will participate effectively in the Plan;

d)	Decide on issues related to the vesting period and exercise price of the Options;

e)

Create periodic option programs to be implemented within the scope of the Plan, which, within the limits established in the Plan, may provide for specific rules and conditions applicable to grants made to Beneficiaries who may be chosen by the Board of Directors to participate in each program (“Program”);

f)	Analyze exceptional cases;

g)

Unilaterally modify the terms and conditions of the options granted to adapt them to any requirements that may be made by changes in the relevant corporate legislation, provided that such changes do not impair the rights of the Beneficiaries (as defined below); and

h)	Revoke any Options granted if the recipients do not follow the terms defined in this Plan and/or the Adhesion Agreement.

2.2.1 The Board of Directors shall be responsible for resolving any doubts about the interpretation of the general rules established in this Plan and for resolving any conflicts between the provisions of the Plan, the Programs and/or any other documents related to the Plan.

2.3 In exercising its powers, the Board of Directors shall be subject only to the limits imposed by law, by the Company’s bylaws, by the Company’s General Shareholders’ Meeting and by this Plan.

2.4 Subject to the provisions of Clause 2, the decisions of the Board of Directors of the Company shall be binding on the Company and the Beneficiaries, and they shall not be subject to any appeal, provided that said decisions do not conflict with what is established in this Plan, in the bylaws or relevant legislation.

2.5 The Company’s Board of Directors shall be responsible for approving the granting of Options to Beneficiaries.

2.6 The Company is authorized to proceed with the reduction of the total number of Options or Shares to be delivered to the Beneficiary upon exercise of the Options, or any other way it deems convenient and adequate to meet the legal requirements, in an amount equivalent to the taxes to which it may be legally obliged to withhold for payment on behalf of the Beneficiary.

3. COMPANY SHARES FOR THE PLAN

3.1 The initial global volume of Shares under the Plan will be shares representing up to 20,000,000 (twenty million) shares issued by the Company.

3.1.1 The limits of the Shares covered by the Plan, as set out above, may be altered by resolution of the majority of the shares with voting rights issued by the Company at a General Shareholders’ Meeting specially called for this purpose.

3.2 The Company’s shareholders shall not have preemptive rights in the subscription of Shares resulting from the exercise of the Options granted, under the terms of paragraph 3 of article 171 of Brazilian Law 6,404, of December 15, 1976.

3.3 Subject to the limits established in this Plan and by the Company’s General Shareholders’ Meeting, the Board of Directors shall establish the number of Shares subject to the Option granted to each Beneficiary.

4. THE BENEFICIARIES

4.1 Professionals selected at the sole discretion of the Board of Directors may participate in the Plan, from among (a) managers of the Company or the Company’s Affiliates; (b) executives and employees who hold management positions in the Company or the Company’s Affiliates; (c) employees, including officials and employees who hold strategic positions for the business of the Company or of the Company’s Affiliates; and (d) members of the Company’s Advisory Board, as identified by the Board of Directors or by the Beneficiary’s Managers.

4.1.1 “Affiliate” means any person who, directly or indirectly, controls, is controlled by, or is under common control with such person.

4.2 The Options, as well as their exercise by the Beneficiaries, have no relation or linked to their compensation. The Plan is exclusively of a civil nature and does not create any labor or social security obligations between the Company or its Subsidiaries and the Beneficiaries, whether or not they are statutory managers or employees. In this sense, the participation of a director, executive or employee of the Company or its Subsidiaries in the Plan does not interfere with the fixed and variable compensation applicable to them.

4.3 The Board of Directors shall select from among the persons defined as eligible in Clause 4.1 above, those who will participate in the Plan and who will be entitled to the granting of Options.

4.4 No provision of the Plan shall (a) confer rights on any Beneficiary relating to his/her permanence as an employee, collaborating manager or service provider of the Company or an Affiliate of the Company; or (b) interfere in any way with the right of the Company or an Affiliate of the Company, subject to legal conditions and those provided for in the employment or service agreement, as the case may be, to terminate at any time the employment or service agreement with the Beneficiary; or (c) ensure the right to their re-election to office or renewal of their legal relationship, whatever it may be, with the Company or the Company’s Affiliate; nor shall it interfere in any way with the Company’s right, at any time and subject to legal and contractual conditions, to terminate the employee’s employment contract and/or terminate the service contract and/or interrupt the director’s term of office.

4.5 Each Beneficiary shall expressly adhere to the Plan and, where applicable, to the respective Program, by signing a term of adhesion, without any reservations, which shall contain all the specifications of his/her Options, obliging him/her to comply with all the provisions of the Plan and, where applicable, of the respective Program (“Term of Adhesion”).

5. THE GRANT

5.1 After prior approval at a meeting of the Company’s Board of Directors, the latter will grant Options by signing the relevant Adhesion Agreement. For each grant of Options, the Board of Directors will determine the characteristics listed below, including the benefits to be granted to each Beneficiary. These characteristics will be subject to the discretion of the Board of Directors, provided that the rules of this Plan and the limits established at the General Shareholders’ Meeting are always respected.

5.1.1 The Board of Directors shall establish the characteristics of the Options in the Programs or, in the absence of Programs, in the Terms of Adhesion for each Beneficiary, which shall include, among other points, the following:

a) The number of Options to be granted

b) The strike price;

c) Any penalties; and

d) Any restrictions on the transfer of Shares.

5.2 Each grant made by the Board of Directors shall be specific and aimed solely and exclusively at the Beneficiary to whom it is addressed, taking into account the particularities of the Company’s or the Company’s Affiliate’s relationship with such Beneficiary, including their actual and potential contribution to the growth of the Company or the Company’s Affiliate and the development of its business. Therefore, the Company or an Affiliate of the Company is not bound by the Plan to any rule of isonomy or analogy, nor to extend to other Beneficiaries any condition, benefit or resolution that it deems applicable only to certain Beneficiaries. The Board of Directors may also establish special treatment for exceptional cases during the term of each grant, provided that the rights already granted to Beneficiaries and the basic principles of the Plan are not affected. Such exceptional treatment will not constitute a precedent that can be invoked by other Beneficiaries.

5.3 Adherence to the Plan shall imply the irrevocable and irreversible acceptance by the Beneficiary of all the conditions of this Plan and, where applicable, of the respective Program, as well as the irrevocable and irreversible commitment to, upon exercising the Option, adhere to the Company’s corporate documents and shareholders’ agreement, as applicable, on the date of exercise of the Option.

6- THE EXERCISE OF THE SHARE SUBSCRIPTION OPTION

6.1 Unless otherwise provided for in the Program or the Term of Adhesion, the Options granted under this Plan may only be exercised after the first anniversary of the date of signature of the Term of Adhesion (“Initial Vesting Period”), when, then, 1/3 (one-third) of the total number of Options granted by the Term of Adhesion may be exercised (“Initial Quantity”); and from thereon, 1/24 of the total of the Options may be exercised on each following month (“Monthly Vesting Period”). The Initial Vesting Period and/or the Monthly Vesting Period and/or the Initial Quantity may be altered in the Subscription Agreement.

6.1.1 Each Program or Adhesion Agreement may provide that, in the occurence of a Liquidity Event, 25% (twenty-five) percent (or a different amount, at the discretion of the Board of Directors and subject to express provision in the Program or Adhesion Agreement) of the total quantity of Options not yet exercised and granted using the Adhesion Agreement shall become exercisable.

6.1.2 Liquidity Event means (i) the registration of the Company or the Company’s securities with the Securities and Exchange Commission or equivalent body in Brazil or abroad; and/or (ii) the listing of shares issued by the Company on one or more stock exchanges or organized over-the-counter markets, through a primary offering of shares (“IPO”).

6.1.3 In the event of a Liquidity Event, the Company must send notification to the Beneficiaries, within 30 (thirty) days of the closing date of the transaction (“Date of the Transaction”), informing them of the transaction and requesting that the Beneficiaries express whether or not they wish to exercise the Option, by the Date of the Transaction, under penalty of losing the right to exercise the Option, once the transaction has been concluded without the Beneficiary demonstrating their interest in exercising the Option, without any amounts being due to the Beneficiaries.

6.2 Unless otherwise provided for in the Program, all Options granted under this Plan, provided that they are exercisable per Clause 6.1 above, must be exercised within 4 (four) years from the date of their availability for exercise, or within 3 (three) months from the end of the professional relationship between the Beneficiary and the Company and/or the Company’s Affiliate, whichever occurs first (“Exercise Window”).

6.3 Under penalty of tacit waiver without any right to compensation, the Beneficiaries shall exercise their Options, provided that they are exercisable per Clause 6.1 above, during the Exercise Window by sending a formal written notice to the Company, which shall then take all the necessary steps to formalize such exercise through a General Shareholders’ Meeting and registration in the corporate books.

6.4 The Beneficiary shall not have any of the rights and privileges of a shareholder of the Company until the Options are duly exercised and the Shares subject to the Options are owned by him.

6..5 The Shares acquired as a result of the exercise of Options shall remain inalienable and non-transferable for a period of one (1) month as from the exercise of the Option, and the Beneficiary may not offer, sell, negotiate or promise to sell, pledge or in any way dispose of or encumber, directly or indirectly, these Shares, except in the event of a Lock-up Liquidity Event. The Board of Directors may establish, within the scope of each Program, different Lock-up periods or, furthermore, that the Lock-up will not be applicable within the scope of a given Program.

7. TRANSFER OF OPTIONS BY BENEFICIARIES

7.1 The Options are granted on a personal basis and may not be sold or exercised by any person, legal or natural, other than the Beneficiary.

7.1.1 Any attempt to negotiate or sell to a third party, in any capacity whatsoever, shall authorize the Board of Directors, at its sole discretion, to revoke the Options held by the Beneficiary in question, without any indemnity or compensation being due.

8. TERMINATION OF THE OPTION

8.1 Subject to the provisions of the other Clauses of this Chapter 8, the Options shall extinguish fully, regardless of prior notice or compensation due to the Beneficiary, in the following cases:

a) by the full exercise of the Option by the Beneficiary;

b) during the Exercise Window;

c) by the Beneficiary’s dismissal, at the Company’s initiative, with Cause;

d) if the Beneficiary is dismissed by the Company without Cause; and/o

e) rthe Beneficiary’s withdrawal at the Beneficiary’s initiative.

8.1.1 In the cases (a), (b) and (c) provided for in Item 8.1 above, the Beneficiary shall not be entitled to any amount (in any capacity whatsoever, including by way of reimbursement or indemnity) or right that has not been effectively exercised up to the date of Dismissal. The Beneficiary shall therefore not have any claim or right to any Shares that have not been subscribed and paid up by the date of Dismissal.

8.1.2 Unless expressly provided for within the scope of a Program and/or Adhesion Term, in the cases (d) and (e) provided for in Item 8.1 above, if the Severance occurs after the expiration of the Initial Vesting Period, the Beneficiary shall be entitled to a pro-rata amount of the unvested Options, based on the portion of the total Vesting Period during which he/she remained linked to the Company until his/her Dismissal, as defined within the scope of each Program.

8.1.3 In the event of the death, retirement or permanent disability of a Beneficiary, provided that this is proven by an appropriate document issued by a competent authority, the Options shall automatically lapse, in which case the Beneficiary shall cease to have any claim or right to the Options and the Shares resulting from the exercise of the Options, but shall be indemnified, to the Options already exercisable, in an amount equivalent to the Fair Value (as defined below) of the Shares that would have been acquired as a result of the exercise of the Options.

8.2 The Board of Directors shall have the broad authority to establish, in each Program, rules and conditions applicable to cases of Termination and extinction of Options other than the rules and conditions provided for above, in which case the rules and conditions established in the Program in question shall prevail.

8.3 For the purposes of this Plan, “Dismissal” means the termination of the legal relationship of director, executive or employee between the Beneficiary and the Company or its Subsidiaries, for any reason, including without limitation resignation, dismissal, replacement or termination of the term of office without re-election to the position of director, voluntary resignation or dismissal, with or without just cause, retirement, permanent disability or death. For the sake of clarity, the following is hereby established that any dismissal of the Beneficiary from the position of administrator, executive or employee of the Company or its Subsidiaries followed by the election and investiture or hiring of such Beneficiary for another position as administrator, executive or employee of the Company or its Subsidiaries does not characterize Dismissal, for this Plan.

8.4 For the purposes of this Plan, “With Cause” means, in relation to the Beneficiary, (i) if he/she is an employee, any of the cases of just cause provided for in the Labor Laws and labor legislation applicable at the time; or (ii) if he/she is a non-employee statutory administrator or service provider, any of the following cases: (a) dereliction of duty in the performance of the duties arising from his/her term of office as a manager or service contract; (b) final and unappealable criminal conviction related to intentional crimes; (c) the practice of dishonest or fraudulent acts against the Company or its subsidiaries or that violate the Company’s compiiance rules; (d) any act or omission resulting from the Participant’s willful misconduct or fault and which is detrimental to the business, image, or financial situation of the Company, its partners, or any of the Company’s affiliates; (e) violation of the legal duties applicable to managers of corporations (even if the Beneficiary is not a statutory manager of the Company or its subsidiaries), as provided for in the Brazilian Corporation Law, including, but not limited to, those provided for in arts. 153 to 157; or (f) non-compliance with a service agreement or any other contractual instrument entered into by the Participant with the Company or its subsidiaries.

9. BENEFICIARIES’ RIGHTS AND OBLIGATIONS

9.1 The exercise of the Option will be conditional on the unrestricted acceptance by the Beneficiary of the Company’s corporate documents, such as its bylaws and shareholders’ agreement in force or to be entered into at the time of exercise, according to the copy to be provided to the Beneficiary at the time of exercise.

9.2 The Company shall have the right, at any time, to purchase all the Shares acquired by the Beneficiary as a result of the exercise of the Options (“Option Purchase Rights”) for an amount equivalent to the Fair Value of the Shares subject to the Call Option on the date of exercise of the Call Option. For this Clause, “Fair Value” means (i) in the case of the Sale of the Company, the valuation of the Shares carried out immediately before said Sale of the Company; or (ii) in the case of the consummation of an IPO, the lowest closing value of the shares on the stock exchanges on which the Company is listed on the day immediately before the payment date; or (iii) in any other case, based on the value of the last trading of the Company’s shares on the market.

9.2 The Shares acquired by the Company as a result of exercising the Option Purchase Rights may not be sold to third parties for more than Fair Value for a period of 180 (one hundred and eighty) days from the date of acquisition.

9.3 Without prejudice to the Call Option, the Company shall also have the right to require the Beneficiaries to exercise their exercisable Options and/or sell their Shares to a third party at any time, provided that thirty (30) days’ prior written notice is given, and provided that such a sale occurs in the context of a Liquidity Event.

9.4 The exercise of the Option by the Beneficiary will be conditional on maintaining the confidentiality of all information, data, figures, transactions or matters that are not available to the public, whether in written, oral, visual or digital form, in the form of a document or not, whether or not identified as “confidential” by the Company and/or the Company’s Affiliate, including, but not limited to, those contained in the Adhesion Agreement.

10. EFFECTIVE DATE AND END OF THE PLAN

This Plan shall become effective immediately after its approval by the General Shareholders’ Meeting and shall remain effective for an indefinite period, and may be terminated at any time by decision of the Company’s General Shareholders’ Meeting.

11. GENERAL PROVISIONS

11.1 Any significant legal change concerning corporate regulations or the tax effects of a subscription option plan may lead to a full review of the Plan.

11.2 Once the Option has been duly exercised by a Beneficiary, he/she shall have the same rights and obligations as the other shareholders of the Company.

11.3 Any Option granted under the Plan shall be subject to all the terms and conditions set forth herein, which terms and conditions shall apply, as applicable, to any program or contract or agreement mentioned herein.

11.4 The granting of options under the terms of the Plan shall not prevent the Company from engaging in corporate reorganization operations, such as transformation, incorporation, merger and spin-off. The Company’s Board of Directors and the companies involved in such operations may, at their discretion, determine, without prejudice to other measures that they decide are equitable: (a) the replacement of the shares that are the object of this acquisition option with shares of the Company’s successor company; (b) the anticipation of the acquisition of the right to exercise the option to acquire the shares, to ensure the inclusion of the corresponding shares in the operation in question; and/or (c) the payment in cash of the amount to which the Beneficiary would be entitled under the terms of the Plan.

11.5 Should the number, type and class of shares existing on the date of approval of the Plan be altered as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the Company’s Board of Directors shall make the corresponding adjustment to the number, type and class of shares subject to the options granted and their respective exercise price, to avoid distortions in the application of the Plan.

11.6 The rights and obligations arising from the Plan and the Adhesion Agreement may not be assigned or transferred, in whole or in part, by any of the parties, or pledged as security for obligations, without the prior written consent of the Company.

11.7 Omissions shall be regulated by the Board of Directors, in consultation with the Company’s General Shareholders’ Meeting when it deems it appropriate. Any Option granted under the Plan shall be subject to all the terms and conditions set out herein, which terms and conditions shall prevail in the event of any inconsistency concerning the provisions of any contract or document mentioned in this Plan.

11.8 It is expressly agreed that the abstention of either party from exercising any right, power, remedy or option guaranteed by law, by the Plan or by the Adhesion Agreement shall not constitute a novation, nor shall any tolerance of delay in the fulfillment of any obligations by either party, which shall not prevent the other party, at its sole discretion, from exercising these rights, powers, remedies or options at any time, which are cumulative and not exclusive of those provided for by law.

11.9 This Plan shall be governed by the Laws of the Federative Republic of Brazil.